EXHIBIT 99.1

SPARTAN STORES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
(In thousands)
(Unaudited)
52 Weeks Ended
January 3, 2009

Net sales	$2,566,215
Cost of sales	2,046,283
Gross margin	519,932

Operating expenses	449,263

Operating earnings	70,669

Other income and expenses	10,273

Earnings before income taxes and discontinued operations	60,396
Income taxes	24,315

Earnings from continuing operations	36,081

Earnings from discontinued operations, net of taxes	1,907
Net earnings	$37,988